SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2007

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Lima, January 25, 2008

Securities and Exchange Commission
450 Fifth Street, N.W
Washington, DC 20549

Subject: Material Event

Dears Sirs,

Our Company Credicorp Ltd. in accordance with article 28° of the Peruvian Capital Market Law ( TUO-Tecto Unico Ordenado) approved by the Supreme Decree N° 093-2002-EF and the Material Event Regulation, Private Information and other Communications, approved by the Conasev Resolution N° 107-2002-EF (The Rule), modified by Conasev Resolution N° 009-2003-EF/94.10.0 (The Regulation), hereby notifies you on the following “Material Event”

The Board of Directors of Credicorp Ltd, in its session held, January 24, 2008, agreed to set the date for the Annual General Shareholder’s meeting on March 28, 2008, at 11:30 am at Banco de Crédito Del Perú main offices, located at Calle Centenario 156, Laderas de Melgarejo, La Molina, Lima, Perú in order to attend the following matters:

▪	Consideration and approval of the company’s Annual Report for the year ended on December 31,2007.
▪	Consideration and approval of the company’s consolidated financial statements and External Auditor’s report for the year ended December 31, 2007.
▪	Appointment of the company’s directors for a three year period.
▪	Remuneration for the company’s directors.

The Board has established that those shareholders who are officially registered as shareholders of the company on February 12, 2008 (“Record Date”) will be entitled to attend and vote in the above mentioned shareholder’s meeting.

In accordance with the company’s Bye-laws, if a quorum is not met in the first instance, the meeting will be postponed until April 2, 2008 at the same place and time.

Please note that in Credicorp´s letter dated January 17, 2008, a request was made for exemption of the requirement to submit, as of this date, copy of the audited financial statements and of the annual report, according to the Regulation for Material Events and Reserved Information and Other Communications, given that our company is registered in Bermuda, and it’s shares are listed in the New York Stock Exchange (NYSE), and together with Bank of New York (BONY), which is Credicorp´s stock transfer agent, a Record Date is determined to attend and vote in the Annual General Shareholder’s meeting, with a long lead time, considering that a letter of PROXY material is to be sent to each shareholder approximately 30 days before meeting.

Therefore Company´s 2007 Annual Report and the independent Auditor Report and Opinion will be approved by the Board prior to being considered at the Annual General Shareholders meeting, at which time said documents will be presented to the CONASEV in accordance with the regulations for Material Events and Reserved Information and Other Communications.

Yours faithfully

Fernando Palao
Credicorp LTD.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDICORP LTD.

Date: January 28, 2008	By:	/s/ Guillermo Castillo
Guillermo Castillo
Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.